

03033869

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended March 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission File Number 0-27170

A.   Full title of the plan and the address of the plan, if different from that of the issuer
named below:

Classic Bancshares, Inc. Employees' Savings and Profit Sharing Plan

B.   Name of issuer of the securities help pursuant to the plan and the address of
its principal executive office:

Classic Bancshares, Inc.
344 Seventeenth Street
Ashland, Kentucky 41101

REQUIRED INFORMATION

The financial statements filed as a part of the annual report of the plan include:

1) Income statement for the last fiscal year under the Employee Retirement Income Security Act of 1974 ("ERISA");

2) Balance sheet reflecting beginning and end of plan year balances as filed under ERISA.

Application for Extension of Time
To File Certain Employee Plan Returns

OMB No. 1545-0212

► For Paperwork Reduction Act Notice, see instructions on back.

File With IRS Only

File before the normal due date of the Form 5500, 5500-EZ, or 5330 (see instructions)	**Name of filer, plan administrator, or plan sponsor (see instructions)** Classic Bancshares, Inc.

Filer's Identifying Number—Check applicable box and enter number (see instructions).

[X] Employer identification number (EIN). Filers checking box 1a must enter an EIN. All other filers, see **Specific Instructions.**
► _____ 61-1289391 _____ **OR**

Number, street, and room or suite no. (If a P.O. box, see instructions.)
P. O Box 1527

[ ] Social security number (see **Specific Instructions**)
►

City or town, state, and ZIP code
Ashland, KY 41105

1 I request an extension of time until __12__ / __15__ / __2003__ to file (check appropriate box(es)).
month / day / year

a [X] Form 5500 or 5500-EZ (no more than 2½ months).

The application **is automatically approved** to the date shown on line 1 (above) if: **(1)** box 1a is checked, **(2)** the Form 5558 is signed and filed on or before the normal due date of Form 5500 or 5500-EZ for which this extension is requested, and **(3)** the date on line 1 is no more than 2½ months after the normal due date.

You must attach a copy of this Form 5558 to each Form 5500 and 5500-EZ filed after the due date for the plans listed below.

b [ ] Form 5330 (no more than 6 months). Payment amount attached is $ _____ (see instructions)

2 Complete the following for the plan(s) covered by this application (see **How To File**):

Plan name/filer	Type of plan (check)			Plan number	Plan year ending		
	Pension	Welfare	Fringe		Month	Day	Year
Classic Bancshares, Inc. Employees Savings & Profit Sharing Plan	X			0 0 3	3	31	2003

3 State in detail why you need the extension (if line 1b is checked) _____

_____

Under penalties of perjury, I declare that to the best of my knowledge and belief the statements made on this form are true, correct, and complete, and that I am authorized to prepare this application.

Signature ► *Judah M. Frazier*   Date ► 9/30/03

Notice to Applicant
 	
To Be Completed by the IRS if Line 1b Is Checked
	To Be Completed by the IRS if line 1b is checked ▼
	
	[ ] This application for extension to file Form 5330 **IS** approved to the date shown on line 1, if line 1b is checked. **(You must attach an approved copy of this form to each Form 5330 that was granted an extension.)**
	
	[ ] The date entered on line 1 is more than the 6-month maximum time allowed for Form 5330. This application is approved to .... **(You must attach an approved copy of this form to each Form 5330 that was granted an extension.)**
	
	[ ] The application for an extension for Form 5330 **is not** approved, because it was filed after the normal due date of the return. **(A 10-day grace period is not granted.)**
	
	[ ] This application for an extension for Form 5330 **is not** approved, because
	  [ ] The application was not signed.
	  [ ] No reason was given on this application or the reason was not acceptable.
	  [ ] No payment was attached for the tax due on Form 5330.
	  [ ] Other ► ....
	A 10-day grace period is granted from the date shown below or the due date of the return, whichever is later. **(You must attach a copy of this form to each return you file that is granted a grace period.)**

_____ _____   By: _____
(Date)   (Director)

Applicants for extension of Form 5330: Complete if you want this Form 5558 returned to an address other than the address shown above.

Please Print	**Name** **Number, street, and room or suite no. (If a P.O. box, see instructions.)**

Form **5500** Department of the Treasury Internal Revenue Service Department of Labor Pension and Welfare Benefits Administration Pension Benefit Guaranty Corporation	**Annual Return/Report of Employee Benefit Plan** This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code). ▶ Complete all entries in accordance with the instructions to the Form 5500.	Official Use Only OMB Nos. 1210 - 0110 1210 - 0089 **2002** **This Form is Open to Public Inspection**

Part I — Annual Report Identification Information

For the calendar plan year 2002 or fiscal plan year beginning 04/01/2002 , and ending 03/31/2003 ,

A This return/report is for: **(1)** ☐ a multiemployer plan;   **(2)** ☒ a single-employer plan (other than a multiple-employer plan);   **(3)** ☐ a multiple-employer plan; or   **(4)** ☐ a DFE (specify) _____

B This return/report is: **(1)** ☐ the first return/report filed for the plan;   **(2)** ☐ an amended return/report;   **(3)** ☐ the final return/report filed for the plan;   **(4)** ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here . . . . ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) . . . . ▶ ☒

Part II — Basic Plan Information -- enter all requested information.

1a Name of plan
CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS &
PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 003

1c Effective date of plan (mo., day, yr.)
01/01/1998

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
CLASSIC BANCSHARES, INC.

P. O BOX 1527
344 17TH STREET

ASHLAND   KY   41101

2b Employer Identification Number (EIN)
61-1289391

2c Sponsor's telephone number
606-326-2800

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.



SIGN HERE	_(signature)_ 10/6/03	Lisah M. Frazier
	Signature of plan administrator Date	Type or print name of individual signing as plan administrator
SIGN HERE	_(signature)_ 10/6/03	Kimberly D. Cochran
	Signature of employer/plan sponsor/DFE Date	Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v5.0   Form **5500** (2002)

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") ADMIN. COMMITTEE FOR CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS PROFIT SHARING PLAN 344 17TH STREET, ASHLA KY 41105	**3b** Administrator's EIN 61-1289391
	3c Administrator's telephone number 606-326-2800

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	**b** EIN
a Sponsor's name	**c** PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address	**b** EIN
	c Telephone number

6 Total number of participants at the beginning of the plan year	**6**	68
7 Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a Active participants	**7a**	75
b Retired or separated participants receiving benefits	**7b**	0
c Other retired or separated participants entitled to future benefits	**7c**	8
d Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	83
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f Total. Add lines **7d** and **7e**	**7f**	83
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	73
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	1
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	1

8 Benefits provided under the plan (complete   **8a** and   **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions):   [2E]   [2G]   [2J]   [2K]   [3E]   [3H]   [   ]   [   ]   [   ]   [   ]

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):   [   ]   [   ]   [   ]   [   ]   [   ]   [   ]   [   ]   [   ]   [   ]

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [ ] Insurance	**(1)** [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts	**(2)** [ ] Code section 412(i) insurance contracts
(3) [X] Trust	**(3)** [X] Trust
(4) [ ] General assets of the sponsor	**(4)** [ ] General assets of the sponsor



10   Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a   **Pension Benefit Schedules**

- **(1)** ☒ **R** (Retirement Plan Information)
- **(2)** ☒ _1_ **T** (Qualified Pension Plan Coverage Information)

  If a Schedule T is not attached because the plan
  is relying on coverage testing information for a
  prior year, enter the year . . . . ▶ _____

- **(3)** ☐ **B** (Actuarial Information)
- **(4)** ☐ **E** (ESOP Annual Information)
- **(5)** ☒ **SSA** (Separated Vested Participant Information)

b   **Financial Schedules**

- **(1)** ☐ **H** (Financial Information)
- **(2)** ☒ **I** (Financial Information -- Small Plan)
- **(3)** ☐ _____ **A** (Insurance Information)
- **(4)** ☐ **C** (Service Provider Information)
- **(5)** ☒ **D** (DFE/Participating Plan Information)
- **(6)** ☐ **G** (Financial Transaction Schedules)
- **(7)** ☒ _1_ **P** (Trust Fiduciary Information)



SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee
Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

**This Form is Open to
Public Inspection**

For calendar plan year 2002 or fiscal plan year beginning   04/01/2002   , and ending   03/31/2003   ,

A Name of plan or DFE
CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING

B Three-digit
plan number ▶ | 003

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
CLASSIC BANCSHARES, INC.

D Employer Identification Number
61-1289391

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY INDEX FUND F

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN   94-3262720-000 **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   132235

(a) Name of MTIA, CCT, PSA, or 103-12IE STABLE VALUE FUND

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN   94-3272739-000 **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   14365

(a) Name of MTIA, CCT, PSA, or 103-12IE MIDCAPITALIZATION EQUITY INDEX FUND

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN   94-3272818-000 **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   43399

(a) Name of MTIA, CCT, PSA, or 103-12IE MONEY MARKET FUND

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN   94-6450621-000 **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   23065

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v5.0   **Schedule D (Form 5500) 2002**



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE   EQUITY VALUE FUND F

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN ___94-3315910-000___ **(d)** Entity code C ___ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____ 1115

(a) Name of MTIA, CCT, PSA, or 103-12IE   RUSSELL 2000 INDEX FUND F

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN ___94-3318704-000___ **(d)** Entity code C ___ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____ 2818

(a) Name of MTIA, CCT, PSA, or 103-12IE   20+ TREASURY BOND F

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN ___94-3272815-000___ **(d)** Entity code C ___ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____ 30898

(a) Name of MTIA, CCT, PSA, or 103-12IE   EAFE LITE FUND

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN ___94-3272738-000___ **(d)** Entity code C ___ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____ 761

(a) Name of MTIA, CCT, PSA, or 103-12IE   STRATEGIC ASSET ALLOCATION GROWTH A

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN ___94-3272735-000___ **(d)** Entity code C ___ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____ 10823

(a) Name of MTIA, CCT, PSA, or 103-12IE   EQUITY GROWTH FUND F

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN ___94-3315908-000___ **(d)** Entity code C ___ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____ 11238



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE   STRATEGIC ASSET ALLOCATON INCOME F

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN _____94-3272736-000_____ **(d)** Entity code C___ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____ 81

(a) Name of MTIA, CCT, PSA, or 103-12IE   STRATEGIC ASSET ALLOCATION GROWTH F

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN _____94-3272737-000_____ **(d)** Entity code C___ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____ 15159

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____



| **Part II** | **Information on Participating Plans (to be completed by DFEs)** |

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____



SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee
Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the
Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open
to Public Inspection.

For calendar year 2002 or fiscal plan year beginning ___04/01/2002___ , and ending ___03/31/2003___ ,

A Name of plan CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING	**B** Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 CLASSIC BANCSHARES, INC.	**D** Employer Identification Number 61-1289391

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you
are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the
value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to
pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and
any payments/receipts to/from insurance carriers.   **Round off amounts to the nearest dollar.**

1	**Plan Assets and Liabilities:**		(a) Beginning of Year	(b) End of Year
a	Total plan assets	**1a**	1111360	1773854
b	Total plan liabilities	**1b**		
c	Net plan assets (subtract line 1b from line 1a)	**1c**	1111360	1773854

2	**Income, Expenses, and Transfers for this Plan Year:**		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	**2a(1)**	61979	
	(2) Participants	**2a(2)**	139562	
	(3) Others (including rollovers)	**2a(3)**	107334	
b	Noncash contributions	**2b**		
c	Other income	**2c**	432599	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	**2d**		741474
e	Benefits paid (including direct rollovers)	**2e**	72652	
f	Corrective distributions (see instructions)	**2f**		
g	Certain deemed distributions of participant loans (see instructions)	**2g**		
h	Other expenses	**2h**	6328	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	**2i**		78980
j	Net income (loss) (subtract line 2i from line 2d)	**2j**		662494
k	Transfers to (from) the plan (see instructions)	**2k**		

3   **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current
value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing
the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	**3a**		X	
b	Employer real property	**3b**		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v5.0   Schedule I (Form 5500) 2002



		Yes	No	Amount
3c	Real estate (other than employer real property)		X	
d	Employer securities	X		1470876
e	Participant loans	X		17020
f	Loans (other than to participants)		X	
g	Tangible personal property		X	

Part II   Transactions During Plan Year

During the plan year:		Yes	No	Amount
4a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?		X	
e	Was the plan covered by a fidelity bond?	X		1050000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	X		1470876
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year   ☐ Yes   ☒ No   **Amount** _____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)   **5b(2)** EIN(s)   **5b(3)** PN(s)



SCHEDULE P (FORM 5500)	**Annual Return of Fiduciary of Employee Benefit Trust**	Official Use Only
	This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).	OMB No. 1210-0110
		2002
Department of the Treasury Internal Revenue Service	Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a). ► File as an attachment to Form 5500 or 5500-EZ.	This Form is Open to Public Inspection.

For trust calendar year 2002 or fiscal year beginning   04/01/2002   , and ending   03/31/2003   ,

1a Name of trustee or custodian

THE BANK OF NEW YORK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

1 WALL STREET

c City or town, state, and ZIP code

NEW YORK   NY   10286

2a Name of trust
CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING PLAN

b Trust's employer identification number   61-1289391

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required
to be reported by the plan(s)? . . . . ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500
or 5500-EZ . . . . ► | 61-1289391

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.



SIGN HERE Signature of fiduciary ► _____ AVP _____   Date ► __6/10/03__

For the Paperwork Reduction Notice and OMB Control Numbers,   v5.0   Schedule P (Form 5500) 2002
see the instructions for Form 5500 or 5500-EZ.

[barcode]

SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service
·
Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

| For calendar year 2002 or fiscal plan year beginning | 04/01/2002 | , and ending | 03/31/2003 | , |

A Name of plan CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING	**B** Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 CLASSIC BANCSHARES, INC.	**D** Employer Identification Number 61-1289391

Part I   Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .... **1** | $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits).   13-3745616   _____

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II   Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? .... ☐ Yes   ☐ No   ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver .... ▶   Month_____ Day_____ Year_____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year .... **6a** | $

b Enter the amount contributed by the employer to the plan for this plan year .... **6b** | $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) .... **6c** | $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change?....... ☐ Yes   ☐ No   ☐ N/A

Part III   Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) .... ☐ Yes   ☐ No

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v5.0   **Schedule R (Form 5500) 2002**



SCHEDULE SSA (Form 5500)	Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits	Official Use Only
	Under Section 6057(a) of the Internal Revenue Code	OMB No. 1210-0110
		2002
Department of the Treasury Internal Revenue Service	▶ File as an attachment to Form 5500 unless box 1b is checked.	**This Form is NOT Open to Public Inspection.**

For calendar year 2002 or fiscal plan year beginning   04/01/2002   ,   and ending   03/31/2003   ,

A   Name of plan
CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING

B   Three-digit
plan number ▶   003

C   Plan sponsor's name as shown on line 2a of Form 5500
CLASSIC BANCSHARES, INC.

D   **Employer Identification Number**
61-1289391

1a ☐ Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2   Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

    City or town, state, and ZIP code

3a   Name of plan administrator (if other than sponsor)

3b   Administrator's EIN

3c   Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

    City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.



SIGN HERE   Signature of plan administrator ▶

Phone number of plan administrator ▶   606-326-2800   Date ▶   10/6/03

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500   v5.0   Schedule SSA (Form 5500) 2002

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First) (M.I.) (Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
		Use with entry code "A", "B", "C", or "D"	**Enter code for nature and form of benefit**		**Amount of vested benefit**
A	406886098	LUANNE STEPHENS	A	A	

(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
	Use with entry code "A" or "B" Amount of vested benefit — Defined contribution plan			**Use with entry code "C"**	
	2.61520		47.36		



SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning   04/01/2002   ,   and ending   03/31/2003   ,

A Name of plan CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING	**B** Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 CLASSIC BANCSHARES, INC.	**D** Employer Identification Number 61-1289391

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1   If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a   Name of participating employer   **1b**   Employer identification number

2   If the employer maintaining the plan operates QSLOBs, enter the following information:

a   The number of QSLOBs that the employer operates is _____ .

b   The number of such QSLOBs that have employees benefiting under this plan is _____ .

c   Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis?   . . . ☐ **Yes**   ☐ **No**

d   If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
   ▶

3   Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a   ☐   The employer employs only highly compensated employees (HCEs).

b   ☐   No HCEs benefited under the plan at anytime during the plan year.

c   ☐   The plan benefits only collectively-bargained employees.

d   ☒   The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e   ☐   The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v5.0   **Schedule T (Form 5500) 2002**



Official Use Only

4   Enter the date the plan year began for which coverage data is being submitted.   Month _____   Day _____   Year _____

a   *Did any leased employees perform services for the employer at any time during the plan year?* .... ☐ **Yes**   ☐ **No**

b   In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4),
does the employer aggregate plans? .... ☐ **Yes**   ☐ **No**

c   *Complete the following:*

     (1)   Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including
leased employees and self-employed individuals   .... **c(1)** _____

     (2)   *Number of excludable employees as defined in IRS regulations (see instructions)*...................... **c(2)** _____

     (3)   Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))   .... **c(3)** _____

     (4)   Number of nonexcludable employees (line 4c(3)) who are HCEs   .... **c(4)** _____

     (5)   *Number of nonexcludable employees (line 4c(3)) who benefit under the plan* .... **c(5)** _____

     (6)   Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs .... **c(6)** _____

d   Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the
information on lines 4c and 4d pertains (see instructions)   ▶ _____ **d** _____ %

e   Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

     Disaggregated part: **Ratio Percentage:**   **Exception:**

     (1) _____   _____   _____

     (2) _____   _____   _____

     (3) _____   _____   _____

f   This plan satisfies the coverage requirements on the basis of (check one):   **(1)** ☐ the ratio percentage test   **(2)** ☐ average benefit test



SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLASSIC BANCSHARES, INC.
EMPLOYEES SAVINGS AND PROFIT
SHARING PLAN

Date: October 6, 2003

Lisah M. Frazier
Member, Administrative Committee